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Jzaneen Lalani Vice President, Legal Affairs (201) 802-7140	Laura Perry Stern Investor Relations, Inc. (212) 362-1200

Memory Pharmaceuticals Completes Safety and Tolerability Study
of MEM 1003
Preparing to Commence Dosing Patients in Phase 2a Trial

Montvale, NJ – September 26, 2005 — Memory Pharmaceuticals Corp. (NASDAQ: MEMY) today announced that it has completed the dosing portion of the safety and tolerability study of MEM 1003 in Alzheimer’s patients. The Company also announced that it now expects to commence dosing patients with mild to moderate Alzheimer’s disease in a Phase 2a clinical trial in the next several weeks.

“This study has provided us with valuable information about the safety and tolerability of MEM 1003 in Alzheimer’s patients, which has been integral to the design of the Phase 2a clinical trial. We are now moving forward into the Phase 2a clinical trial with a solid understanding of the safety and pharmacokinetic parameters for this drug candidate,” said David A. Lowe, Ph.D., Chief Scientific Officer of Memory Pharmaceuticals. “We look forward to sharing top-line results from the safety and tolerability study during the fourth quarter.”

The Phase 2a proof of concept study for MEM 1003 will be a multi-center, randomized, double-blind placebo-controlled study to evaluate the safety and efficacy of MEM 1003 in patients with mild to moderate Alzheimer’s disease.

The safety and tolerability study was conducted under a U.S. Investigational New Drug Application. The study consisted of two segments, a double-blind dose escalation phase and a double-blind treatment phase. In the first segment of the study MEM 1003 or placebo was administered to 49 patients two times on one day. Patients in this segment of the study were treated at escalating doses of MEM 1003 that reached 120 milligrams per dose. In the double-blind treatment segment, 32 patients received 120 mg of MEM 1003 or placebo twice daily for a period of ten days.

MEM 1003 is a neuronal L-type calcium channel modulator that Memory Pharmaceuticals is developing for the treatment of AD, a progressive neurodegenerative disorder for which there is no known cure. By blocking L-type calcium channels, MEM 1003 may regulate the flow of calcium and reestablish normal levels of calcium, thereby enhancing cognition and reducing progression of the disease.

About the Company
Memory Pharmaceuticals Corp., a biopharmaceutical company, is focused on developing innovative drugs for the treatment of debilitating CNS disorders such as Alzheimer’s disease, schizophrenia, depression, vascular dementia, mild cognitive impairment, Parkinson’s disease and memory impairments associated with aging. For additional information, please visit our website at http://www.memorypharma.com.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or Memory Pharmaceuticals’ prospects, future financial position, future revenues and projected costs should be considered forward-looking. Readers are cautioned that actual results may differ materially from projections or estimates due to a variety of important factors, including the risks and uncertainties associated with: obtaining additional financing to support Memory Pharmaceuticals’ R&D and clinical activities and operations; Memory Pharmaceuticals’ ability to enter into and maintain collaborations with third parties for its drug development programs; Memory Pharmaceuticals’ dependence on its collaborations with Roche and its license relationship with Bayer; conducting preclinical and clinical trials of Memory Pharmaceuticals’ drug candidates that demonstrate these candidates’ safety and effectiveness; obtaining regulatory approvals to conduct clinical trials and to commercialize Memory Pharmaceuticals’ drug candidates; achieving milestones under Memory Pharmaceuticals’ collaborations; Memory Pharmaceuticals’ dependence on third- party preclinical or clinical research organizations, manufacturers and consultants; and protecting the intellectual property developed by or licensed to Memory Pharmaceuticals. These and other risks are described in greater detail in Memory Pharmaceuticals’ filings with the Securities and Exchange Commission. Memory Pharmaceuticals may not actually achieve the goals or plans described in its forward-looking statements, and investors should not place undue reliance on these statements. Memory Pharmaceuticals disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

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